BD 3/13

SECUR 07001135 IISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123 Expires: January 31, 2007 Estimated average burden hours per response.... 12.00

SEC FILE NUMBER
8- 24040

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commonwealth Equity Services, LLP, dba
COMMONWEALTH FINANCIAL NETWORK

OFFICIAL USE ONLY
8032
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

29 SAWYER ROAD, ONE UNIVERSITY OFFICE PARK
(No. and Street)

WALTHAM	MA	02453
(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 23 2007 WASH. D.C. 202

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD HUNTER, CFO (781) 736-0700
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

101 FEDERAL STREET	BOSTON	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Hunter____________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commonwealth Financial Network, LLP____________________, as of February 26 ____________, 2007_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature]
Signature

C.F.O.
Title

[signature]
Notary Public

S· JTI ·ON
N·
Commonwea... ... ..usetts
My Commis. ion Expires
Feb. ..ry 14, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMMONWEALTH *financial network*[SM]

A Registered Service Mark for

Commonwealth Equity Services, LLP

Financial Report and Supplementary Information

December 31, 2006

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Shareholders of
Commonwealth Financial Network^{SM}
A Registered Service Mark for
Commonwealth Equity Services, LLP
Waltham, Massachusetts

We have audited the accompanying statement of financial condition of Commonwealth Financial Network^{SM} ("Commonwealth" or the "Company"), as of December 31, 2006, and the related statements of income, shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Commonwealth Financial Network^{SM} for the year ended December 31, 2005 were audited by other auditors whose report, dated January 20, 2006, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2006 financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 to the financial statements, the Company changed its method of accounting for stock-based compensation in 2006.

McGladrey & Pullen, LLP

Burlington, MA
February 21, 2007

Commonwealth Financial Network℠

Statements of Financial Condition
December 31, 2006 and 2005

Assets	**2006**	2005
Cash and cash equivalents	**$ 20,691,001**	$ 14,582,181
Restricted cash and cash equivalents	**129,684**	124,321
Receivables:		
Brokers and clearing organizations (Notes 4 and 13)	**16,825,458**	13,364,205
Employees and registered representatives (Note 5)	**5,700,741**	3,811,993
Other	**8,226**	12,403
Securities owned, at market value (Note 3)	**5,211,551**	4,922,732
Restricted investments, at market value (Note 3)	**2,727,902**	2,594,562
Property and equipment, net (Notes 6 and 15)	**5,657,220**	5,599,979
Deposits with clearing organizations and others	**50,000**	50,000
Exchange ownership	**18,500**	18,500
Other assets	**1,880,606**	741,925
Total assets	**$ 58,900,889**	$ 45,822,801

Liabilities and Shareholders' Equity		
Accrued liabilities (Notes 10 and 11)	**$ 12,650,282**	$ 11,817,575
Accrued deferred compensation (Notes 9 and 10)	**3,372,254**	-
Payables:		
Brokers and clearing organizations (Notes 4 and 13)	**12,638,896**	10,230,336
Other	**2,779,732**	535,800
Subordinated borrowings (Notes 7 and 14)	**22,555,000**	19,555,000
Other liabilities	**47,400**	111,584
Due to affiliates (Note 12)	**233,902**	114,712
Total liabilities	**54,277,466**	42,365,007
Commitments and Contingencies (Note 10)		
Shareholders' Equity		
Equity; 3,000,000 units authorized and 2,400,000 issued and outstanding at December 31, 2006 and 2005, respectively	**1,793,049**	1,670,818
Retained earnings	**2,830,374**	1,786,976
Total shareholders' equity (Note 14)	**4,623,423**	3,457,794
Total liabilities and shareholders' equity	**$ 58,900,889**	$ 45,822,801

See Notes to Financial Statements.

Commonwealth Financial Network℠

Statement of Income
Years Ended December 31, 2006 and 2005

	2006	2005
Revenues:		
Commissions and fees	$ 324,895,912	$ 255,357,437
Non-commission revenue	52,545,052	42,813,121
Principal transactions	4,857,575	4,243,312
Interest income	1,656,995	1,024,426
Total revenues	383,955,534	303,438,296
Expenses:		
Commissions	290,945,944	227,844,602
Compensations and benefits (Notes 9, 10 and 11)	48,607,048	32,736,761
Management fees (Note 12)	19,430,938	16,179,232
Brokerage, exchange and clearing fees	7,826,154	5,513,588
Occupancy (Note 10)	5,842,722	5,218,824
Legal and professional fees (Note 10)	734,910	744,277
Settlement costs (Note 10)	(1,187,361)	7,048,022
Communications	1,888,397	1,347,044
Recruiting and advertising	3,112,167	2,672,369
Data processing and technology	2,964,410	1,704,205
Interest expense (Note 7)	1,754,487	1,363,991
Miscellaneous expense	926,688	383,295
Total expenses	382,846,504	302,756,210
Income before taxes	1,109,030	682,086
Income taxes (Note 8)	3,431	(72,211)
Net Income	$ 1,105,599	$ 754,297

See Notes to Financial Statements.

Commonwealth Financial Network[SM]

Statements of Shareholders' Equity
Years Ended December 31, 2006 and 2005

	2006			
	Equity	Retained Earnings	Total	2005
Balance at beginning of year	$ 1,670,818	$ 1,786,976	$ 3,457,794	$ 6,930,700
Distributions	-	(62,201)	(62,201)	(4,227,203)
Stock option-based compensation	122,231	-	122,231	-
Net income	-	1,105,599	1,105,599	754,297
Balance at end of year	$ 1,793,049	$ 2,830,374	$ 4,623,423	$ 3,457,794

See Notes to Financial Statements.

Commonwealth Financial Network[SM]

Statements of Cash Flows
Years Ended December 31, 2006 and 2005

	2006	2005
Cash Flows from Operating Activities:		
Net income	$ 1,105,599	$ 754,297
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	2,117,264	1,779,234
Deferred compensation expense	3,372,254	-
Stock option expense	122,231	-
Unrealized gain on trading securities	(763,269)	(71,686)
Deferred taxes	(5,666)	-
Changes in other operating assets and liabilities:		
Receivables	(5,345,824)	(2,089,303)
Securities owned, at cost	335,747	(831,399)
Other assets	(1,138,681)	(2,267,608)
Accounts payable	4,652,492	(401,304)
Accrued liabilities	774,189	3,841,396
Due to affiliates	119,190	(190,599)
Net cash provided by operating activities	5,345,526	523,028
Cash Flows from Investing Activities:		
Acquisition of property and equipment, net	(2,174,505)	(2,978,940)
Net cash used in investing activities	(2,174,505)	(2,978,940)
Cash Flows from Financing Activities:		
Proceeds from issuance of subordinated debt	3,000,000	4,000,000
Distributions	(62,201)	(4,227,203)
Net cash provided by financing activities	2,937,799	(227,203)
Net Decrease (Increase) in Cash and Cash Equivalents	6,108,820	(2,683,115)
Cash and Cash Equivalents—Beginning of year	14,582,181	17,265,296
Cash and Cash Equivalents—End of year	$ 20,691,001	$ 14,582,181
Supplemental Disclosure of Cash Flow Information:		
Interest paid	$ 1,754,487	$ 2,042,156
Income taxes paid	$ 400	$ 624,568

Note 1. Nature of Business

Commonwealth Financial Network℠ is a Registered Service Mark of Commonwealth Equity Services, LLP ("Commonwealth" or the "Company"). The Company, organized in Massachusetts and founded in 1979, has offices in Waltham, Massachusetts and San Diego, California. The Company is an independent broker/dealer that is the "home office" for its national network of independent representatives. These representatives are licensed to sell securities through the Company with the National Association of Securities Dealers (the "NASD") and the Securities and Exchange Commission (the "SEC") acting as the requisite federal and local regulatory agencies. The Company clears its public customer accounts on an introducing basis with National Financial Services, LLC, a Fidelity Investments Company, and other providers.

The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition: Revenues are generated as a result of the purchase and sales of investment securities by customers and related products. All commission revenues and related commission expenses are recorded on a settlement date basis; amounts recognized do not differ materially from those that would have been recognized on a trade date basis. Revenues also include 12b-1 fees received from certain mutual funds to cover allowable marketing expenses for those funds and also include asset-based sales charges paid by certain mutual funds for a period of time after the sale of those funds. In recording revenues for 12b-1 fees, management makes estimates of amounts to be received subsequent to year end for fees earned before year end based on a model that reflects historical collection experience.

Securities Transactions: Proprietary securities transactions are reflected on a trade-date basis. The Company's proprietary security positions are valued at market with the resulting net unrealized gains and losses reflected in current operations.

Fair Value of Financial Instruments: The Company's financial assets and liabilities are reported in the statement of financial condition at market or fair value or at carrying amounts that approximate current fair value. Financial instruments consist principally of cash and cash equivalents, securities, receivables, payables, and subordinated borrowings.

Receivable from and Payable to Brokers and Clearing Organizations: The balances shown as receivable from and payable to brokers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible, therefore, no allowance for doubtful accounts has been provided for.

Variable Interest Entities: Effective January 2005, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 46R, *Consolidation of Variable Interest Entities* ("FIN 46R"). This interpretation addresses consolidation by business enterprises of variable interest entities in which the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or in which the equity investors do not have the characteristics of a controlling financial interest.

Note 2. Summary of Significant Accounting Policies (continued)

Variable Interest Entities (continued): The interpretation requires a company to consolidate a variable interest entity ("VIE") if the company has variable interests that give it a majority of the expected losses from the VIE's activities or entitled it to receive a majority of the expected residual returns of the entity. FIN 46R also requires disclosure about VIEs that the company is not required to consolidate, including the nature, purpose, size, and activities of the variable interest entity and the enterprise's maximum exposure to loss as a result of its involvement with the variable interest entity. Management has determined that no variable interest entities exist which would require disclosure or consolidation in the financial statements as of December 31, 2006 and 2005, respectively.

Cash and Cash Equivalents: The Company defines cash equivalents as liquid overnight deposits held in the ordinary course of business, as well as all short-term investments with a maturity at the date of purchase of 90 days or less.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates.

Property and Equipment: Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related assets, over a period of three to five years. Leasehold improvements are recorded at cost and are amortized over the shorter of the lease term or estimated useful life. Routine repairs and maintenance are expensed as incurred.

Income Taxes: Under the provisions of the Internal Revenue Code, the Company elected to be treated as an S corporation for federal purposes and a Limited Liability Partnership for state purposes. As a result, income and losses of the Company are passed through to its shareholders for tax purposes. Accordingly, no provision has been made for federal income taxes. The Company provides for state income taxes pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*. Accordingly, the Company recognizes deferred tax liabilities and assets for expected future income tax consequences of events that have been recognized in the Company's financial statements. Deferred state income taxes result from temporary differences in reporting income for financial statement and income tax purposes.

Advertising Costs: The Company charges the costs of advertising to expense as incurred.

Stock-Based Compensation: Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R, *Share-Based Payment* ("SFAS 123R"), prospectively. Under this standard, the Company records compensation expense based upon the fair value for new awards and previously issued awards that are modified, repurchased or cancelled after the adoption date. Such value is recorded over the requisite service period using the straight-line method.

For all options issued prior to 2006, the Company applies Statement of Financial Accounting Standards No. 123, *Accounting for Stock –Based Compensation* ("SFAS 123"). SFAS 123 establishes financial accounting and reporting standards for stock-based compensation plans. As allowed by SFAS 123, the Company has elected to continue to account for stock-based employee compensation plans in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and related interpretations.

Note 2. Summary of Significant Accounting Policies (continued)

Deferred Compensation: The Company applies Statement of Financial Accounting Standards No. 112, *Employers' Accounting for Postemployment Benefits* ("SFAS 112"), and related interpretations in accounting for its severance plan. SFAS 112 requires that employers recognize the obligation to provide postemployment benefits if the obligation is attributable to employees' services already rendered, employees' rights to those benefits accumulate or vest, payment of the benefits is probable, and the amount of the benefits can be reasonably estimated.

New accounting standard: The FASB has issued Statement No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. Statement No. 150 requires that certain freestanding financial instruments be reported as liabilities in the balance sheet. Depending on the type of financial instrument, it will be accounted for at either fair value or the present value of future cash flows determined at each balance sheet date with the change in that value reported as interest expense in the statement of operations. Prior to the application of Statement No. 150, either those financial instruments were not required to be recognized, or if recognized were reported in the balance sheet as equity and changes in the value of those instruments were normally not recognized in net income. This Statement is currently effective for public companies and non-public companies required to file financial statements with the Securities and Exchange Commission. Adoption of this statement did not have significant effect on the accompanying financial statements.

Note 3. Marketable Securities

The Company accounts for its investments in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities* ("SFAS 115"). SFAS 115 requires companies to classify their investments as trading, available-for-sale, or held-to-maturity. The Company's marketable securities consist of fixed income instruments and mutual funds and have been classified by management as trading securities. Accordingly, realized and unrealized gains and losses are included in the earnings of the Company. The fair market value of these securities was determined based on quoted market prices.

The Company conducts its principal trading through two designated trading accounts. One of these accounts is used to facilitate fixed income trading on a same day buy-sell basis. The second account is used to facilitate fixed income trading for representatives and may carry positions overnight. These securities are normally held in the account for no longer than 30 days and are recorded at market value. During the years ended December 31, 2006 and 2005, unrealized gains on trading securities held were $763,269 and $71,686, respectively.

Note 4. Receivable from and Payable to Clearing Organizations

The Company has a margin account with its clearing firm. National Financial Services, LLC, for the purpose of buying and selling securities in the Company's inventory account. At December 31, 2006 and 2005, there were trades that were pending settlement, resulting in a due from clearing organizations of $166,334 and $512,707, respectively, included in the statement of financial condition.

Note 5. Representative Loans

In order to assist its representatives in setting up their respective businesses, the Company makes various loans to such individuals. These loans are generally forgivable over a five (5) year period and forgiveness is based upon the achievement of specific quota of commissions. In some cases, loans are non-forgivable and are subject to an amortization schedule, with monthly payments of principal and interest required. As of December 31, 2006 and 2005, respectively, the balance of representative loans owed to the Company was $5,432,949 and $3,570,225. At December 31, 2006, $3,726,325 (69%) of the outstanding amount was forgivable.

Note 6. Property and Equipment

The components of property and equipment are as follows at December 31:

	2006	2005
Computers, furniture and fixtures	$ 11,071,726	$ 9,516,820
Software	3,681,394	3,216,927
Leasehold improvements	2,721,588	2,567,685
	17,474,708	15,301,432
Accumulated depreciation	(11,817,488)	(9,701,453)
	$ 5,657,220	$ 5,599,979

As of December 31, 2006, the Company had entered into a commitment to purchase a piece of computer equipment in the amount of $725,000.

Note 7. Subordinated Borrowings - Related Party

The lenders, consisting of the Company's principal shareholders, have, under all agreements, subordinated their right of collection of principal and claims to all other present and future senior creditors of the Company prior to the expiration of the respective notes. The subordinated borrowings are covered by agreements approved by the NASD and are thus available for computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. During 2006 and 2005, an additional $3,000,000 and $4,000,000, respectively, was loaned to the Company.

The Company has subordinated borrowings maturing as follows:

2007	$ 550,000
2008	5,000,000
2009	8,480,000
2010	8,525,000
Total	$ 22,555,000

The interest rate on all subordinated debt is at the prime lending rate (8.25% and 7.25% at December 31, 2006 and 2005, respectively) plus one percent, payable monthly. Interest expense on these loans for the years ended December 31, 2006 and 2005 totaled $1,751,416 and $1,362,817, respectively.

Note 8. Income Taxes

The Company has recorded a provision for state income taxes in states in which it is taxable, based on its taxable income, as well as a deferred provision for state taxes as a result of a deferred tax asset that is generated from the tax effect of temporary differences primarily resulting from accruals, depreciation and amortization.

The components of the provision (benefit) for income taxes are as follows;

	2006	2005
State income tax provision (benefit), current	$ 9,097	$ (71,666)
State income tax (benefit), deferred	(5,666)	(545)
	$ 3,431	$ (72,211)

Note 9. Option Plans

Stock Option Plan

On July 1, 2000, the Company adopted the Commonwealth Non-Qualified Stock Option Plan (the "Plan") designed to encourage employees to continue employment with the Company. The Plan permits the Company to grant options to its employees only for the purchase of partnership units, up to a maximum of 300,000 units. Options granted under the Plan generally vest over a five-year period and expire 25 years from the grant date. The Company amended the Plan on May 4, 2006 to allow for a maximum of 600,000 units under the Plan.

Information with respect to activity under the Plan is as follows:

	Number of Units	Exercise Price per Unit	Weighted Average Exercise Price
Options outstanding, December 31, 2004	189,500	$19.40 - $42.02	$29.77
Granted	90,940	$38.85 - $43.58	$40.37
Exercised	-	-	-
Forfeited and canceled	(28,230)	$19.40 - $43.58	$32.22
Options outstanding, December 31, 2005	252,210	$19.40 - $43.58	$33.32
Granted	107,920	$39.31 - $49.80	$47.02
Exercised	-	-	-
Forfeited and canceled	(44,496)	$19.81 - $49.80	$35.71
Options outstanding, December 31, 2006	315,634	$19.40 - $49.80	$37.61
Options exercisable, December 31, 2005	116,282	$19.40 - $43.58	$28.33
Options exercisable, December 31, 2006	141,054	$19.40 - $49.78	$31.03

The weighted average remaining contractual term in years was 22.4 for options outstanding at December 31, 2006 and 20.9 for options exercisable at December 31, 2006.

The following table provides a summary of the status of the Company's unvested stock options for the purchase of units as of December 31, 2006 and the changes during the year then ended:

	Units	Weighted Average Grant Date Fair Value
Nonvested, beginning of year	135,928	$8.05
Granted	107,920	9.91
Vested	(34,229)	8.03
Forfeited	(35,039)	8.50
Nonvested, end of year	174,580	$9.11

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants issued during the years ended December 31, 2006 and 2005:

	2006	2005
Risk free interest rate	**4.6%**	4.2 - 4.5%
Expected dividend yield	**0%**	0%
Expected life	**5 years**	8 years
Volatility	**7.47%**	0%

Note 9. Option Plans (continued)

Stock Option Plan (continued)

The weighted average grant date fair value using the Black-Scholes option pricing model was $9.96 during the year ended December 31, 2006. Total stock option compensation expense attributable to options granted during the year ended December 31, 2006 was $122,231. In addition, the Company recognized as an expense $214,716 attributable to payouts for canceled options.

Note 10. Commitments and Contingencies

Operating Lease

The Company leases office space in Waltham, Massachusetts and San Diego, California with expiration dates in 2011 and 2016, respectively. During July 2005, the Company began to lease additional space in its Waltham office and extended the lease term through 2011. As part of the lessor's requirement for leasing this additional office space, the Company has set aside funds totaling approximately $2.8 million which is reported as restricted cash and cash equivalents and restricted investments on the Statement of Financial Condition. Additionally, the Company subleases part of their Waltham and San Diego offices; the rental receipts reduce the Company's overall rental costs. Sublease rental income included in rent expense was $1,020,094 and $418,578 for the years ended December 31, 2006 and 2005, respectively. The Company has entered into various operating leases for office equipment and furniture.

Future minimum lease payments under operating leases are as follows:

	Facilities	Equipment and Furniture
2007	$ 2,650,239	$ 40,941
2008	2,948,150	40,941
2009	3,333,779	-
2010	3,502,562	-
2011	3,609,182	-
Thereafter	3,937,336	-
Total	$ 19,981,248	$ 81,882

Future minimum lease payments receivable under subleases extending into 2010 total $2,848,386.

Rent expense under these leases were $3,518,457 and $2,769,872 for the years ended December 31, 2006 and 2005, respectively.

Litigation and Claims

The Company is involved with various judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business. At December 31, 2006 and 2005, the Company was the co-defendant in several lawsuits. Management believes, based on currently available information, that the results of such proceedings in the aggregate will not have a material adverse effect on the Company's financial condition. Management believes that the Company has sufficient Errors and Omissions insurance to protect itself from potential damages and/or legal costs associated with the aforementioned lawsuits. In accordance with FASB Statement No. 5, *Accounting for Contingencies*, the Company has accrued expenses for probable contingencies in the amounts of $132,000 and $375,000, respectively, as of December 31, 2006 and 2005. The Company had accrued $4,600,000 at December 31, 2005 as the probable settlement amount of a lawsuit. This suit was settled during the year ended December 31, 2006 for the amount of $4,600,000. Pursuant to that suit, the Company accrued $250,000 for regulatory fines as of December 31, 2006 and 2005, respectively. This amount is expected to be paid during 2007. During 2006, the Company recovered $1,383,333 from its insurance carrier and from another party to the case.

Note 10. Commitments and Contingencies (continued)

Deferred Compensation

The Company entered into agreements (the "agreements") with five (5) employees (the "employees") in 2005 that provide for the payment of deferred compensation upon termination of employment subject to a five-year vesting schedule beginning January 1, 2006. Following termination of employment, each of the employees will be entitled to receive six semi-annual cash payments that in total equal the value of his vested deferred compensation as determined under terms of the agreements. The Company began recording accrued deferred compensation expense in 2006 in accordance with the vesting schedules. For the year ending December 31, 2006, the Company recorded an accrual and related compensation expense of $3,372,254 pursuant to the terms of the agreements.

Equity Repurchase Obligation - Minority Owner

The Company entered into an equity repurchase agreement (the "agreement") with a minority owner in 1999. Upon termination of employment for any reason, the Company has the right and the obligation to repurchase all equity units held under this plan. Such repurchase is to be made in six semi-annual cash payments that in total equals the fair value of the equity interest, as determined under terms of the agreements, at the date of termination. The total number of units held by the minority owner subject to repurchase under this agreement is 240,000. As of December 31, 2006, if payment under the agreement were required, the total amount that would be paid for his ownership interest would have been approximately $13.7 million.

The agreement also provides that, if the minority owner wishes to transfer or dispose of his units prior to termination of employment, the Company and the other owner must approve of such transaction prior to its occurrence. Various remedies may be put in place by the Company and the other owner pursuant to that end.

Note 11. 401(k) Plan

The Company maintains a qualified retirement plan (the "Plan") under Internal Revenue Code 401(k) covering substantially all employees. Employer contributions made to the Plan for the years ended December 31, 2006 and 2005 were $624,428 and $554,653, respectively.

Note 12. Related Party Transactions

During the course of the year, the Company advances to and borrows from related parties to facilitate short-term cash flow requirements. These related parties are owned and controlled by a principal officer and shareholder of the Company. The balances consisted primarily of monies owed to and due from CES Insurance Agency, Inc. ("CESI"). CESI is an affiliated entity that assists the Company's independent representatives in the selling of insurance-based products. The Company provides on-going operational and marketing support to CESI. At December 31, 2006 and 2005, the balance due to affiliated parties was $233,902 and $114,712, respectively. Expenses allocated to CESI for marketing and operational support was $637,308 and $880,712 for the years ended December 31, 2006 and 2005, respectively.

During the course of the year, the Company paid premiums to a related party captive insurance company, Claridge Insurance ("Claridge"). Claridge is owned and controlled entirely by a holding company that, in turn, is owned and controlled by a principal officer and shareholder of the Company. The Company pays premiums to Claridge on a monthly basis in exchange for errors and omissions coverage of up to $1,000,000 per occurrence with a deductible of $0. For the years ending December 31, 2006 and 2005, respectively, the Company paid Claridge a total of $2,500,000 and $2,880,000 in premiums.

Note 12. Related Party Transactions (continued)

The Company pays management fees to a firm controlled by the Company's principal shareholder. For the years ended December 31, 2006 and 2005, $19,430,938 and $16,179,232, respectively, were paid in fees.

Note 13. Concentrations

For the years ended December 31, 2006 and 2005, commissions receivable from its clearing firm, National Financial Services, Inc., were $10,453,017 and $9,134,608, respectively, or 62% and 68%, respectively, of all receivables from brokers, product sponsors, and clearing organizations.

Note 14. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006 and 2005, the Company had net capital of $8,129,710 and $7,629,260, which was sufficient to meet the net capital requirement of $2,131,803 and $1,539,393, respectively. The Company's net capital ratio as of December 31, 2006 and 2005 was 3.93 to 1 and 3.03 to 1, respectively.

No material differences existed between the audited net capital computation and the computation provided by the Company as of December 31, 2006 and 2005.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of The Securities and Exchange Commission

To the Shareholders of
Commonwealth Financial Network[SM]
A Registered Service Mark for
Commonwealth Equity Services, LLP
Waltham, Massachusetts

We have audited the accompanying financial statements of Commonwealth Financial Network[SM], a Registered Service Mark for Commonwealth Equity Services, LLP as of and for the year ended December 31, 2006, and have issued our report thereon dated February 21, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Burlington, MA
February 21, 2007

Commonwealth Financial Network[SM] **Schedule I**

Computation of Net Capital Pursuant to Rule 15c3-1
Year Ended December 31, 2006

Total shareholders' equity		$ 4,623,423
Subordinated loans for equity capital		22,555,000
Total capital and allowable subordinated liabilities		27,178,423
Less: Non-allowable assets for the Statement of Financial Condition		(18,149,741)
Net capital before haircuts on securities		9,028,682
Less: Haircuts on securities		898,972
Net capital		8,129,710
Minimum net capital requirement:		
1/15 x aggregate indebtedness	$ 2,131,803	
or Minimum dollar net capital requirement	100,000	2,131,803
Excess net capital		$ 5,997,907
Aggregate indebtedness		$ 31,977,363
Percentage of aggregate indebtedness to net capital		393%

No material differences existed between the audited net capital computation and the computation provided by the Company as of December 31, 2006.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2006

Balance at beginning of year	$ 19,555,000
Issuance of subordinated debt	3,000,000
Balance at end of year	$ 22,555,000

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Shareholders of
Commonwealth Financial Network[SM]
A Registered Service Mark for
Commonwealth Equity Services, LLP
Waltham, Massachusetts

In planning and performing our audit of the financial statements of Commonwealth Financial NetworkSM (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Shareholders, management, the SEC, the NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Boston, Massachusetts
February 21, 2007

END